02035221

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED **April 30, 2002**

COMMISSION FILE NUMBER: **(SEC File No: 0-30006)**

SUNGOLD ENTERTAINMENT CORP.

(Translation of registrant's name into English)

#500 - 666 Burrard Street
Vancouver, British Columbia
Canada, V6C 3P6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

SUNGOLD ENTERTAINMENT CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2002

(A Development Stage Company)

(Presented in Canadian Dollars)

(Unaudited - See Notice to Reader)

LOEWEN, STRONACH & CO.
Chartered Accountants

NOTICE TO READER

We have compiled the interim consolidated balance sheet of Sungold Entertainment Corp. as at February 28, 2002 and the interim consolidated statements of loss and deficit and cash flow for the six months then ended from information provided by Company's management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these interim consolidated statements may not be appropriate for their purposes.

"Loewen, Stronach & Co."

Chartered Accountants

Vancouver, BC

April 28, 2002

SUNGOLD ENTERTAINMENT CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2002

(Unaudited - See Notice to Reader)

Note 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Commitments and Contingencies

The Company's activities are subject to various governmental laws and regulations relating to horseracing, internet animated horseracing and gaming entertainments. These regulations are continually changing and generally becoming more restrictive. The Company believes its operations comply in all material respects with all applicable laws and regulations.

b) Basis of Consolidation

These consolidated financial statements include the accounts of the company and its wholly owned subsidiaries, Sungold Entertainment USA, Inc. and Horsepower Broadcasting Network Inc. and Horsepower Broadcasting Network (HBN) International Ltd. All inter-company transactions and balances have been eliminated.

c) Translation of Foreign Currencies

Accounts recorded in foreign currency have been converted to Canadian dollars as follows:

- Current assets and current liabilities at exchange rates at the end of the year;
- Other assets at historical rates;
- Revenues and expenses at the average rate of exchange for the month.

Gains and losses resulting from the fluctuation of foreign exchange rates are included in the determination of income.

d) Pre-development costs

The cost of each pre-development project is capitalized until commercial production is established. If management determines that a project is not economically viable, the property and related deferred expenditures are written off.

The costs deferred at any time do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the Company successfully developing and commencing the project.

... /2

Note 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

e) Capital Assets and Amortization

Capital assets are recorded at cost with amortization provided on a declining balance as follows:

Computer equipment	30%
Computers under capital leases	30%
Internet software	20%

The above rate has been utilized to reflect the anticipated life expectancy.

In the year of acquisition only one-half the normal rate is applied.

Note 2 PRE-DEVELOPMENT COSTS

a) Gun Lake Indian Band project

In 1994 the Company entered into an agreement with the Gun Lake Indian Band ("Band") in Michigan, USA to develop and manage a full service casino and gaming operation.

The Company had filed a comprehensive lawsuit in the Michigan courts against the Band. The litigation arose out of notification that the Band would not honour its agreement with the Company. The Company sued for specific performance and is seeking damages of $447,800,000. The Michigan Court of Appeals court dismissed the appeal on the basis of the Defendants' claim of sovereign immunity. The Company is has announced its intention to seek further review of these issues in the Michigan Supreme Court.

	August 31 2001 $	Additions $	February 28 2002 $
Consulting and legal fees	1,036,168	-	1,036,168
Contractual obligation	520,117	-	520,117
Travel and lodging	213,432	-	213,432
	1,769,717	-	1,769,717

Note 2 PRE-DEVELOPMENT COSTS (continued)

b) Richmond/Vancouver Horseracing project

In December 2000, the Company offered to enter into a long-term lease for the racetrack and grandstands at Hastings Park in Vancouver, British Columbia, Canada. The Company notified the B.C. Racing Commission that the company intends to apply for 112 racing days at Hastings Park Racetrack in Vancouver, BC, subject to being awarded a long-term lease with the City of Vancouver to operate live racing at the Hastings Park facility. The Company plans to renovate the Hastings Park facility in conjunction with the construction of a one mile thoroughbred training centre in Richmond. This proposal includes a 15% purse increase for all horse owners and a fresh new emphasis on the core live racing product.

The Company has an option to purchase 227 acres in Richmond, British Columbia, Canada for the purpose of developing a horse training complex, subject to approval of all zoning and regulatory authorities. The extension agreement gives the Company the option to purchase 100% of the shares of A.C. Gilmore & Sons Ltd., the owner of the property, for CDN $20,992,490 until November 30, 2002.

In September 2001, the Company renegotiated to extend the agreement with a party who is interested in the Richmond horse training complex project. The agreement set out the intention of both parties that upon the Company receiving the appropriate permission from the City of Richmond, BC and from the province of British Columbia to develop the project, the interested party would purchase 6 million common treasury shares of Sungold Entertainment Corp. at US$4.00 per share by way of a private placement. The agreement was extended to October 1, 2002.

	August 31 2001 $	Additions $	February 28 2002 $
Consulting and legal fees	801,214	4,312	805,526
Option fee	146,447	12,370	158,817
Architectural fees	32,752	-	32,752
Other direct costs	19,933	-	19,933
	1,000,346	16,682	1,017,028

c) Horsepower™ Software Development project

On September 15, 1999, the Company incorporated a wholly owned subsidiary, Horsepower Broadcasting Network Inc. ("HBN") in the Province of British Columbia under the Company Act (British Columbia), and its principal activity is developing internet wagering and payment processing software. On March 22, 2000, the subsidiary name changed to Horsepower Network.com Inc., and on January 25, 2001, the subsidiary name changed to Horsepower Broadcasting Network Inc.

... /4

Note 2 PRE-DEVELOPMENT COSTS (continued)

c) Horsepower™ Software Development project (continued)

The Company negotiated the North American gaming and racetrack rights and International internet rights to the Horsepower™ equal chance wagering-based animated horseracing game. This agreement gives Sungold the exclusive perpetual right and license to market the game, sub-license the game, sell commercial sponsorships, advertising and other promotional materials in connection with the use of the technology. This includes the rights to all intellectual property including copyrights, patents and trademarks.

The Company, as part of the agreement, will pay New Gaming Generation Pty Ltd. of Victoria, Australia, a 15% interest in the net revenues of the Horsepower Game, as well as 250,000 common shares of Sungold once $500,000 in net revenues is generated from HBN.

HBN acquired computer hardware, developed software and leased a hosting facility that enables Horsepower™ to operate on the world wide web 24/7 as a play for prizes virtual horseracing game. HBN developed a US$ cash wagering version (Horsepower2™) for play on the internet and at racetracks in June and engaged to its sister company, Horsepower Broadcasting Network (HBN) International Ltd. ("HBN Int'l").

	August 31 2001 $	Additions $	February 28 2002 $
Legal and consulting fees	58,999	-	58,999

d) Horsepower™ Operating project

On February 20, 2001, the Company incorporated a wholly owned subsidiary, Horsepower Broadcasting Network (HBN) International Ltd. ("HBN Int'l"), in the Province of Quebec under the Canada Business Corporation Act. HBN Int'l is licensed by the Kahnawake Gaming Commission and operates on the Kahnawake Territory in Quebec. Its main activity is operating the Horsepower2™ game, a unique equal chance online US$ cash wagering version virtual horseracing game. Horsepower2™ allows all players an equal chance to win when wagering on common parimutuel pools.

	August 31 2001 $	Additions $	February 28 2002 $
Legal and consulting fees	-	-	-

... /5

Note 2 PRE-DEVELOPMENT COSTS (continued)

e) SafeSpending project

In May 2001, the Company signed an agreement for the acquisition of the entire world wide right, title and interest to the internet payment system technology of SafeSpending Services Inc. ("SafeSpending"). The SafeSpending internet payment system is a prepaid spending system that uses a unique and personalized PIN number which can be used to make purchases online from merchants and individuals.

The acquisition agreement with SafeSpending includes all copyrights, trademarks, source codes and SafeSpending's intellectual property. Under the terms of agreement the Company has agreed to pay a 7.5 percent royalty of net revenue relating to the technology and 330,000 common shares of the Company upon the Company or it's subsidiary Horsepower Broadcasting Network Inc. receiving $1,000,000 in net revenue from operation, sale or license of the technology.

	August 31 2001 $	Additions $	February 28 2002 $
Acquisition cost	62,300	-	62,300
Legal and consulting fees	2,863	11,606	14,469
	65,163	11,606	76,769

	August 31 2001 $	Additions $	February 28 2002 $
TOTAL PRE-DEVELOPMENT COSTS	2,894,225	28,288	2,922,513

Note 3 CAPITAL ASSETS

	February 28 2002			August 31 2001
	Cost $	Less Accumulated Amortization $	Net Book Value $	Net Book Value $
Computer equipment	255,112	114,671	140,441	165,465
Computers under capital leases	62,378	17,305	45,073	53,027
Internet software	580,020	145,939	434,081	477,224
TOTAL	897,510	277,915	619,595	695,716

... /6

Note 4 OBLIGATION UNDER CAPITAL LEASES

The Company has three lease agreements for computers accounted for as capital leases. Current payments are $2,094 monthly including applicable taxes, expiring November 2003 through June 2004.

The following is a schedule of future lease payments

	February 28 2002 $	August 31 2001 $
Total minimum lease payments	53,638	65,429
Less amount representing interest	(8,508)	(12,705)
Balance of obligations	45,130	52,724
Less current portion	(17,731)	(16,037)
Non-current portion	27,399	36,687
For next twelve months ended:		
– 2002	17,731	16,037
– 2003	19,560	16,037
– 2004	7,839	20,650
	45,130	52,724

Note 5 SHARE CAPITAL

In February 2002 Annual General Meeting, the board approved an increase in the Company's authorized share capital to 100,000,000 common shares, subject to regulatory approval.

	February 28 2002 $	August 31 2001 $
Authorized:		
58,875,000 common shares without par value		
Issued:		
42,774,543 common shares (August 31, 2001 – 34,454,543 shares)	14,847,951	13,768,636

SUNGOLD ENTERTAINMENT CORP.
INTERIM CONSOLIDATED BALANCE SHEET
FEBRUARY 28, 2002
(A Development Stage Company)
(Presented in Canadian Dollars)
(Unaudited - See Notice to Reader)

	February 28 2002 $	August 31 2001 $
ASSETS		
CURRENT ASSETS		
Cash	8,930	104,194
Prepaid expenses and deposits	44,519	45,767
	53,449	149,961
PRE-DEVELOPMENT COSTS (Note 2)	2,922,513	2,894,225
CAPITAL ASSETS (Note 3)	619,595	695,716
	3,595,557	3,739,902
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	37,505	115,710
Obligation under capital leases (Note 6)	17,731	16,037
	55,236	131,747
OBLIGATION UNDER CAPITAL LEASES (Note 6)	27,399	36,687
	82,635	168,434
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 4)	14,847,951	13,768,636
DEFICIT	(11,335,029)	(10,197,168)
	3,512,922	3,571,468
	3,595,557	3,739,902

APPROVED BY THE DIRECTORS:

"Anne Kennedy" Director

"Kim Hart" Director

See accompanying notes to interim consolidated financial statements

SUNGOLD ENTERTAINMENT CORP.
INTERIM CONSOLIDATED STATEMENT OF LOSS
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2002
(A Development Stage Company)
(Presented in Canadian Dollars)
(Unaudited - See Notice to Reader)

	Six months ended 2002 $	Six months ended 2001 $	Year-to-date 2002 $	Year-to-date 2001 $
REVENUE				
Sales	4,891	-	6,648	-
Interest income	-	-	4	-
Foreign exchange gain (loss)	(2,299)	1,989	(2,624)	3,976
	2,592	1,989	4,028	3,976
EXPENSES				
Advertising and promotion	145,701	91,853	303,682	236,499
Internet services	156,721	-	237,709	-
Management fees	61,500	61,500	123,000	123,000
Professional and consulting fees	70,350	43,870	83,307	53,131
Travel and conference	27,942	25,951	67,342	52,537
Amortization	40,350	24,941	80,700	47,998
Insurance	15,977	11,504	32,114	23,032
Office and miscellaneous	17,400	10,737	27,796	20,245
Office rent and services	16,640	11,828	31,385	16,869
Transfer agent and filing fees	11,797	3,526	14,596	5,157
Investor relations	27,044	2,675	113,681	3,374
Prizes	10,630	-	19,895	-
Interest on capital leases	2,165	-	4,229	-
Interest and bank charges	1,891	1,138	2,453	1,553
	606,108	289,523	1,141,889	583,395
LOSS	603,516	287,534	1,137,861	579,419
DEFICIT – BEGINNING	10,731,513	8,304,973	10,197,168	8,013,088
DEFICIT – ENDING	11,335,029	8,592,507	11,335,029	8,592,507

See accompanying notes to interim consolidated financial statements

SUNGOLD ENTERTAINMENT CORP.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOW
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2002
(Unaudited - See Notice to Reader)

	Six months ended		Year-to-date	
	2002	2001	2002	2001
	$	$	$	$
OPERATING ACTIVITIES				
Loss	(603,516)	(287,534)	(1,137,861)	(579,419)
Item not involving cash:				
Amortization	40,350	24,941	80,700	47,998
	(563,166)	(262,593)	(1,057,161)	(531,421)
Cash provided by changes in non-cash working capital items:				
Prepaid expenses	5,017	(24,636)	1,248	(73,330)
Accounts payable and accrued liabilities	(31,453)	8,891	(78,205)	(73,519)
	(589,602)	(278,338)	(1,134,118)	(678,270)
INVESTING ACTIVITIES				
Pre-development costs	(23,976)	(39,734)	(28,288)	(181,847)
Acquisition of capital assets	(4,579)	(75,406)	(4,579)	(106,439)
	(28,555)	(115,140)	(32,867)	(288,286)
FINANCING ACTIVITIES				
Repayment of capital leases liability	(3,118)	-	(7,594)	-
Issuance of shares	607,366	430,055	1,079,315	988,622
	604,248	430,055	1,071,721	988,622
INCREASE (DECREASE) IN CASH	(13,909)	36,577	(95,264)	22,066
CASH – beginning	22,839	42,035	104,194	56,546
CASH – ending	8,390	78,612	8,930	78,612

Notes to statement of cash flow:

1) Cash consists of balances with banks				
2) Interest and income taxes paid:				
Interest paid	4,056	1,138	6,682	1,553
Income taxes paid	-	-	-	-

See accompanying notes to interim consolidated financial statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K for the period ended April 30, 2002 to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNGOLD ENTERTAINMENT CORP.
(the Registrant)

Date: April 30, 2002

By:* [signature]
ANNE KENNEDY – DIRECTOR.

*Print name and title under the signature of the signing officer